Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES A NEW BUYBACK PLAN FOR ITS (SERIES I) NOTES

Tel Aviv, Israel, November 26, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its board of directors approved a new plan for the repurchase of the Company’s (Series I) notes (the “Notes”) for a total consideration of up to NIS 80 million (approximately $21.4 million). The repurchases will be made on the Tel Aviv Stock Exchange and/or in a privately negotiated transactions. The repurchase plan does not require the Company to acquire any or a specific amount of Notes, and it may be modified, suspended, extended or discontinued without prior notice. Notes repurchased by the Company will immediately be canceled.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO & Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com